AMENDMENT NO. 1 TO RIGHTS AGREEMENT

     This Amendment No. 1 to Rights Agreement (this “Amendment No. 1”), dated as of May 30, 2007, by and between Ceridian Corporation, a Delaware corporation (the “Company”), and The Bank of New York, as Rights Agent (the “Rights Agent”), amends the Rights Agreement, dated as of November 6, 2001 (the “Rights Agreement”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such term in the Rights Agreement.

RECITALS

     WHEREAS, the Company and the Rights Agent have executed and entered into the Rights Agreement;

     WHEREAS, pursuant to Section 27(a)(iv) of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions thereof at the direction of the Company, provided, among other things, that the interests of the holders of Rights Certificates are not adversely affected;

     WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger, dated as of May 30, 2007, with Foundation Holdings, Inc. and Foundation Merger Sub, Inc. (the “Merger Agreement”); and

     WHEREAS, the Board of Directors of the Company has determined and resolved that it is in the best interest of the Company and its stockholders to amend the Rights Agreement as set forth below to provide that the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby will not result in any Person becoming an Acquiring Person or have any triggering effect on the Rights;

   NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1. The definition of Acquiring Person in Section 1(a) of the Rights Agreement is hereby modified and amended by adding the following sentence at the end of the last sentence thereof:

Notwithstanding anything in this Agreement to the contrary, no Person shall be deemed to be an Acquiring Person solely by virtue of the execution, delivery or performance of Agreement and Plan of Merger, dated as of May 30, 2007, with Foundation Holdings, Inc. and Foundation Merger Sub, Inc. (the “Merger Agreement”) or the transactions contemplated thereby.

2. Section 7(a) is hereby modified and amended by adding thereto the following at the end thereof:

; provided, however, that if the Expiration Date shall not have previously occurred, the Expiration Date shall occur immediately prior to the Effective Time (as defined in the Merger Agreement) and the Rights shall expire and not be exercisable from and after such time.

3. This amendment may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

4. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

     IN WITNESS WHEREOF, this Amendment has been duly executed by the Company and the Rights Agent as of the day and year first written above.

CERIDIAN CORPORATION

By: /s/ Gary M. Nelson
Name: Gary M. Nelson
Title: Executive Vice President, Chief
Administrative Officer, General
Counsel and Secretary

BANK OF NEW YORK.

By: /s/ Margaret A. Villani
Name: Margaret A. Villani
Title: Assistant Vice President